PROSPECTUS                 Pricing Supplement No. 3037
Dated January 10, 1995     Dated September 24, 1997
PROSPECTUS SUPPLEMENT      Rule 424(b)(3)-Registration Statement
Dated January 25, 1995     No. 33-60723

              GENERAL ELECTRIC CAPITAL CORPORATION
               GLOBAL MEDIUM-TERM NOTES, SERIES A
                     (Floating Rate Notes)
Trade Date:  September 24, 1997

Settlement Date (Original Issue Date): September 30, 1997

Maturity Date: September 30, 2037 (subject to earlier redemption or repayment as described under "Additional Terms--Redemption of the Notes" and "Additional Terms--Repayment at Option of Holder", respectively).

Principal Amount (in Specified Currency): US$28,062,000

Price to Public (Issue Price):  100%

Agent's Discount or Commission:  0.60%

Net Proceeds to Issuer (in Specified Currency): US$27,893,628

Interest Rate:

   Interest on the Notes is payable semiannually in arrears on each March 30 and September 30, commencing March 30, 1998 (with respect to the period from and including September 30, 1997 to but excluding March 30, 1998) and on the Maturity Date (with respect to the period from and including March 30, 2037 to but excluding September 30, 2037) (each such date, an "Interest Payment Date"). The rate of interest payable on each Note is a variable rate, which shall be based on the Commercial Paper Rate (as defined herein) minus a Spread equal to 30 basis points. Interest on the Notes will reset monthly on the 1st day of each month, commencing November 1, 1997 (each an "Interest Reset Date"). The interest rate applicable to the first Accrual Period (from and including September 30, 1997 to but excluding November 1, 1997) commencing on the Original Issue Date shall be determined two Business Days prior the Original Issue date set forth above. See "Additional Terms--Interest" herein.

Repayment, Redemption and Acceleration

  The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after September 30, 2027 (the "Initial Redemption Date") through September 29, 2032 at 105.00% of the principal amount thereof and thereafter at the decreasing prices as set forth herein, together in each case with interest to the date of redemption. See "Additional Terms--Redemption of the Notes."


CAPITALIZED  TERMS  USED  IN THIS PRICING  SUPPLEMENT  WHICH  ARE
DEFINED  IN  THE  PROSPECTUS SUPPLEMENT SHALL HAVE  THE  MEANINGS
ASSIGNED TO THEM IN THE PROSPECTUS SUPPLEMENT.
       2              (Floating Rate Notes)
                              Page 2
                         Pricing Supplement No. 3037
                         Dated September 24, 1997
                         Rule 424(b)(3)-Registration Statement
                         No. 33-60723

   The Notes will be repayable at the option of the holder, on September 30, 2007 at 99.39% of their principal amount, on September 30, 2010 at 99.60% of their principal amount, on September 30, 2013 at 99.87% of their principal amount and on each third anniversary thereafter at the increasing prices set forth herein, together in each case with interest to the date of repayment. See "Additional Terms--Repayment at Option of Holder.

Form of Notes:

  X  DTC registered        ___ non-DTC registered

Additional Terms:

  General.

   The following description of the terms of the Notes offered hereby supplements, and to the extent inconsistent therewith replaces, insofar as such description relates to the Notes, the description of the general terms and provisions of the Notes set forth in the accompanying Prospectus dated January 10, 1995 and Prospectus Supplement, dated January 25, 1995.

  Interest.

   The Notes will bear interest from September 30,1997 (the "Original Issue Date") and will be payable semi-annually on March 30 and September 30 of each year, commencing March 30, 1998 (with respect to the period from and including September 30, 1997 to but excluding March 30, 1998) and on the Maturity Date (with respect to the period from and including March 30, 2037 to but excluding September 30, 2037). In the event that any Interest
Payment  Date  is  not a Business Day (other  than  the  Maturity
Date), such Interest Payment Date will be the next succeeding Business Day, if the Maturity Date falls on a day that is not a Business Day, the payment of principal and interest will be made on the next succeeding Business Day and no interest shall accrue for the period from and after such Maturity Date. "Interest Period" shall mean each period beginning on the Original Issue Date or an Interest Payment Date up to but excluding the next succeeding Interest Payment Date.

   The Notes will bear interest for each Interest Period at a variable rate per annum based on the Commercial Paper Rate (as defined below) for each Accrual Period (as defined below) within such Interest Period, minus the Spread of 30 basis points. The "Accrual Period" shall be the period beginning on and including the Original Issue Date and ending on and excluding November 1, 1997, and thereafter each successive one-month period beginning on and including the first day of each month and ending on and
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                         Pricing Supplement No. 3037
                         Dated September 24, 1997
                         Rule 424(b)(3)-Registration Statement
                         No. 33-60723

including the day preceding the next Accrual Period, whether or not such day is a Business Day. Interest during each Accrual Period will accrue at the Commercial Paper Rate, minus the Spread, if for such Accrual Period on the outstanding principal amount of the Notes and on the sum of the amounts of interest for each of the previous Accrual Periods within an Interest Period.

   The  Commercial Paper Rate for each Accrual Period within each
Interest Period will be determined by the Calculation Agent by the Calculation Date (as defined below) in accordance with the following provisions.

       The "Commercial Paper Rate" for each Accrual Period within each Interest Period shall be the Bond Equivalent Yield of the rate set forth in "Statistical Release H.15(519), Selected Interest Rates" published by the Board of Governors of the
  Federal Reserve System, or any successor publication of the Board of Governors of the Federal Reserve System
  ("H.15(519)"), under the caption "Commercial Paper-Nonfinancial" for the 1-month maturity. If on the Calculation Date with respect to such Interest Determination Date, the appropriate rate for an Interest Determination Date is not yet published in H.15(519), then the Commercial Paper Rate for such Accrual Period shall be determined as if the parties specified USD-CP-Reference Dealers. "USD-CP-Reference Dealers" means that the rate for an Interest Reset Date will be the Bond Equivalent Yield of the arithmetic mean of the offered rates of the Reference Dealers as of 11:00 a.m., New York City time, on that day for U.S. Dollar commercial paper of the 1-month maturity placed for industrial issuers whose bond rating is "Aa" or the equivalent from a nationally recognized rating agency. "Reference Dealers" means three leading dealers of U.S. dollar commercial paper in New York City selected by the Calculation Agent. If fewer than three such offered rates are available on such Calculation Date, the Commercial Paper Rate for such Accrual Period will be equal to the offered rate for U.S. dollar deposits having a maturity of one month that appears on the Reuters Screen ISDA Page as of 11:00 A.M., London time, on such Interest Determination Date, less 0.25%. If such offered rate does not appear on such Calculation Date, the Commercial Paper Rate for such Accrual Period will be equal to the arithmetic mean, as calculated by the Calculation Agent, of the offered rates for U.S. dollar deposits having a maturity of one month that appear on the Reuters Screen LIBO Page as of 11:00 A.M., London time, on such Interest Determination Date, less 0.25%. If fewer than two such offered rates appear on such Calculation Date, the Commercial Paper Rate for such Accrual Period will be determined on the basis of the rates at which deposits in U.S. dollars having a maturity of one month and in a principal amount equal to an amount of not less than U.S.$1,000,000 that
         4            (Floating Rate Notes)
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                         Dated September 24, 1997
                         Rule 424(b)(3)-Registration Statement
                         No. 33-60723

  is representative for a single transaction in such market at such time are offered at approximately 11:00 A.M., London time, on that Interest Determination Date by four major banks in the London interbank market selected by the Calculation Agent (the "Reference Banks") to prime banks in the London interbank market. The Calculation Agent will request the principal London office of each of such Reference Banks to provide a quotation of its rates. If at least two such quotations are provided on such Calculation Date, the Commercial Paper Rate for such Accrual Period shall be the arithmetic mean of such quotations, less 0.25%. If fewer than two quotations are provided on such Calculation Date, the Commercial Paper Rate for such Accrual Period shall be the arithmetic mean of the rates quoted at approximately 11:00 A.M., New York City time, on that Interest Determination Date by three major banks in The City of New York selected by the Calculation Agent for such Accrual Period for loans in U.S. dollars to leading European banks having a maturity of one month and in a principal amount equal to an amount of not less than U.S.$1,000,000 that is representative for a single transaction in such market at such time less 0.25%; provided, however, that if the banks in The City of New York selected as aforesaid by the Calculation Agent are not quoting as mentioned in this sentence on such Calculation Date, the Commercial Paper Rate for such Accrual Period shall, subject to the next succeeding paragraph, be the Commercial Paper Rate in effect for the immediately preceding Accrual Period.

       In the event that none of the foregoing sources of rates are available for a period of six consecutive Accrual Periods, the Calculation Agent shall select (i) an index for interest rates and alternatives for such index that are comparable to indices for commercial paper having a 30-day maturity placed for issuers the bond rating of which is "AA" or indices for U.S. dollar deposits having a maturity of one month and (ii) an appropriate source or sources for such index and alternative indices. Upon notice of such selection given by the Company or, at the Company's request, the Trustee, to the holders of the Notes, such index, alternative indices and the sources therefor shall be used for determining the Commercial Paper Rate for each succeeding Accrual Period until such indices or sources therefor are no long available, in which case the procedures set forth in the immediately preceding paragraph shall again be followed.

    The "Interest Determination Date" for each Accrual Period within each Interest Period shall be the second Business Day next preceding such Accrual Period. The "Calculation Date" with respect to an Interest Determination Date shall be the tenth Business Day after such Interest Determination Date.

       5                 (Floating Rate Notes)
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                         Pricing Supplement No. 3037
                         Dated September 24, 1997
                         Rule 424(b)(3)-Registration Statement
                         No. 33-60723

   The "Bond Equivalent Yield" shall be a yield (expressed as a percentage) calculated in accordance with the following formula:

            Bond Equivalent Yield =     D  X   N        X   100
                                   360 - (D X M)

where "D" refers to the per annum Commercial Paper Rate, quoted on a bank discount basis and expressed as a decimal; "N" refers to 365 (or 366 in the case of any Accrual Period commencing during a leap year); and "M" refers to the actual number of days in the Accrual Period for which interest is being calculated.

  "Reuters Screen ISDA Page" shall mean the display designated as page "ISDA" on the Reuters Monitor Money Rates Service ("Reuters") (or such other page as may replace the ISDA page on that service for the purpose of displaying London interbank offered rates of major banks).

  "Reuters Screen LIBO Page" shall mean the display designated as page "LIBO" on Reuters (or such other page as may replace the LIBO page on that service for the purpose of displaying London interbank offered rates of major banks).

  Interest on the Notes will be computed and paid on the basis of a 360-day year and the actual number of days in the Accrual
Period. Interest on the Notes will be equal to the sum of interest amounts for each Accrual Period within that Interest
Period. Interest for an Accrual Period will be calculated in accordance with the following formula:

Interest for Accrual Period = APA  X  (CPR  +  Spread)  X  T/360

where, "APA" refers to adjusted principal amount and means (i) in respect of the first Accrual Period in an Interest Period, the principal amount of a Note and (ii) in respect of each succeeding Accrual Period in the Interest Period, an amount equal to the sum of (x) the outstanding principal amount of such Note and (y) the sum of the amounts of interest for each of the previous Accrual Periods in such Interest Period; "CPR" refers to the applicable Commercial Paper Rate for such Accrual Period; "Spread" refers to the applicable Spread for such Accrual Period expressed as a negative or positive percentage, as the case may be, and "T" refers to the actual number of days in each Accrual Period.

   The interest rate on the Notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application.

       6                (Floating Rate Notes)
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                         Pricing Supplement No. 3037
                         Dated September 24, 1997
                         Rule 424(b)(3)-Registration Statement
                         No. 33-60723

   The Calculation Agent will, upon the request of the holder of any Note, provide the interest rate then in effect. The Calculation Agent is General Electric Capital Corpporation until such time as the Company appoints a successor Calculation Agent. All calculations made by the Calculation Agent in the absence of manifest error shall be conclusive for all purposes and binding on the Company and the holders of the Notes. The Company may appoint a successor Calculation Agent with the written consent of the Trustee, which consent shall not be unreasonably withheld.

  Redemption of the Notes.

   The Notes may not be redeemed prior to September 30, 2027. On that date and thereafter the Notes may be redeemed, at the option of the Company, in whole or in part, at the redemption prices (in each case expressed as a percentage of the principal amount) set forth in the following table, together in each case with interest accrued to the date fixed for redemption (subject to the right of the registered holder on the record date for an interest payment becoming due on or prior to such date fixed for redemption to receive such interest):

     If Redeeming During
          The Period                                Redemption
       Set Forth Below                                 Price
     September 30, 2027 through September 29, 2032   105.00%
     September 30, 2032 through September 29, 2033   104.00%
     September 30, 2033 through September 29, 2034   103.00%
     September 30, 2034 through September 29, 2035   102.00%
     September 30, 2035 through September 29, 2036   101.00%
     September 30, 2036 through maturity             100.00%

    In the event of any redemption of less than all the outstanding Notes, the particular Notes (or portions thereof in integral multiples of $1,000) to be redeemed will be selected by the Trustee by such method as the Trustee shall deem fair and appropriate.

    Notice of redemption shall be provided at least 30 and not more than 60 calendar days prior to the date fixed for redemption as described under "DESCRIPTION OF NOTES--Optional Redemption" in the accompanying Prospectus Supplement.

   Repayment at Option of Holder.

    Any Note will be repayable at the option of the holder thereof, upon written notice as provided in the Note, on the Interest Payment Dates and at the repayment prices (in each case expressed as a percentage of the principal amount) set forth in
       7                (Floating Rate Notes)
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                         Pricing Supplement No. 3037
                         Dated September 24, 1997
                         Rule 424(b)(3)-Registration Statement
                         No. 33-60723

the following table, together in each case with interest accrued to the date of repayment (subject to the right of the registered holder on the record date for an interest payment becoming due on or prior to such date of repayment to receive such interest):

          Repayment                          Repayment
             Date                              Price
      September 30, 2007                     99.39%
      September 30, 2010                     99.60%
      September 30, 2013                     99.87%
  September 30, 2016 and on
    each third anniversary
  thereafter until maturity                 100.00%

    In order for a Note to be repaid, the Paying Agent must receive Notice at least 30 but not more than 60 calendar days prior to the optional repayment date as described under "DESCRIPTION OF NOTES--Repayment at the Noteholders' Option; Repurchase" in the accompanying Prospectus Supplement.

   Certain Covenants of the Company.

    As of August 1, 1996, the Company entered into a supplemental indenture with The Chase Manhattan Bank, as trustee, eliminating the covenants of the Company described in the Prospectus under the caption "Certain Covenants of the Company". Consequently, the information under such caption is not applicable to the Notes.

Certain United States Tax Considerations.

   The following discussion supplements the discussion contained in the Prospectus Supplement dated January 25, 1995 under the heading "United States Tax Considerations." Prospective purchasers of Notes are advised to consult their own tax advisors with respect to tax matters relating to the Notes.

   Notes Used as Qualified Replacement Property.

   Prospective investors seeking to treat the Notes as "qualified replacement property" for purposes of section 1042 of the Internal Revenue Code of 1986, as amended (the "Code"), should be aware that section 1042 requires the issuer to meet certain requirements in order for the Notes to constitute qualified replacement property. In general, qualified replacement property is a security issued by a domestic corporation that did not, for the taxable year preceding the taxable year in which such security was purchased, have "passive investment income" in excess of 25 percent of the gross receipts of such corporation for such preceding taxable year. For purposes of the passive

       8                (Floating Rate Notes)
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                         Pricing Supplement No. 3037
                         Dated September 24, 1997
                         Rule 424(b)(3)-Registration Statement
                         No. 33-60723

investment income test, where the issuing corporation is in control of one or more corporations or such issuing corporation is controlled by one or more other corporations, all such corporations are treated as one corporation (the "Affiliated
Group") for the purposes of computing the amount of passive investment income for purposes of section 1042. The Company believes that less than 25 percent of its Affiliated Group's gross receipts (which includes the General Electric Company and its controlled subsidiaries) is passive investment income for the taxable year ending December 31, 1996. In making this determination, the Company has made certain assumptions and used procedures which it believes are reasonable. However, the calculation and characterization of certain types of income (as active or passive investment income) in certain of the Affiliated Group's finance and insurance companies (the "Finance Companies") is not entirely clear as there are no Treasury regulations or rulings promulgated by the Internal Revenue Service (the "IRS") that explain the calculation and characterization of such income in circumstances similar to those of the Company's Affiliated Group. Even if such categories of income were treated as passive investment income, the Company believes that the Affiliated Group's passive investment income did not exceed more than 25 percent of the Affiliated Group's gross receipts for the taxable year ending December 31, 1996. It is possible that the IRS may disagree with the manner in which the Company has calculated the Affiliated Group's gross receipts and passive investment income and the conclusions reached herein.

Additional Information:

  General.

   At June 28, 1997, the Company had outstanding indebtedness totalling $121.845 billion, consisting of notes payable within one year, senior notes payable after one year and subordinated notes payable after one year. The total amount of outstanding indebtedness at June 28, 1997 excluding subordinated notes payable after one year was equal to $121.148 billion.

  Consolidated Ratio of Earning to Fixed Charges.

   The  information contained in the Prospectus under the caption
"Consolidated Ratio of Earnings to Fixed Charges" is hereby amended in its entirety, as follows:

              Year Ended December 31,        Six Months Ended
           1992   1993  1994  1995  1996     June 28, 1997
           1.44   1.62  1.63  1.51  1.53        1.55

       9                (Floating Rate Notes)
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                         Pricing Supplement No. 3037
                         Dated September 24, 1997
                         Rule 424(b)(3)-Registration Statement
                         No. 33-60723

  For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net earnings adjusted for the provision for income taxes, minority interest and fixed charges. Fixed charges consist of interest and discount on all indebtedness and one-third of rentals, which the Company believes is a reasonable approximation of the interest factor of such rentals.

  Documents Incorporated by Reference.

   The information contained in the Prospectus in the first paragraph of text under the caption "Documents Incorporated by Reference" is hereby amended in its entirety, as follows: There is hereby incorporated in the Prospectus by reference the Company's Annual Report on Form 10-K for the year ended December 31, 1996, and the Company's Quarterly Reports on Form 10-Q for the quarters ended March 29, 1997 and June 28, 1997 heretofore filed with the Securities and Exchange Commission pursuant to the 1934 Act to which reference is hereby made.

Plan of Distribution.

   The Notes are being purchased by PaineWebber Incorporated (hereinafter referred to as the "Underwriter"), as principal, at the public offering price of 100.00% less an underwriting discount equal to 0.60% of the aggregate principal amount of the Notes.

  The Company has agreed to indemnify the Underwriter against and contribute toward certain liabilities, including liability under the Securities Act of 1933, as amended.